Exhibit 1

December 8, 2015

Corporate Secretary

Stratus Properties Inc.

212 Lavaca Street

Suite 300

Austin, Texas 78701

VIA FEDERAL EXPRESS AND HAND DELIVERY

Re:	Shareholder Proposal for Inclusion in the Stratus Properties Inc. Proxy Statement relating to Stratus Properties Inc.’s 2016 Annual Meeting of Stockholders

Ladies and Gentlemen:

In accordance with Rule 14a-8 of the Securities and Exchange Commission (the “Commission”) promulgated under the Securities Exchange Act of 1934, as amended (“Rule 14a-8”), I hereby submit the proposal attached to this letter as Attachment A (the “Proposal”) to Stratus Properties Inc., a Delaware corporation (the “Company”), for inclusion, in accordance with Rule 14a-8, in the proxy statement of the Company to be used by the Company to solicit proxies for use at the Annual Meeting of Stockholders of the Company to be held in 2016 (the “2016 Annual Meeting”).

I am the beneficial owner of and hold more than 1% of the outstanding shares of the common stock, par value $0.01 per share, of Stratus Properties Inc. (“Common Stock”) on December 8, 2015. I have continuously beneficially owned and held more than 1% of the outstanding shares of Common Stock since prior to January 11, 2012, the date on which I filed my initial Schedule 13D relating to my ownership of shares of Common Stock with the Commission. (Prior to that time, I had reported my holdings of shares of Common Stock on Schedule 13G). I will continue to beneficially own and hold at least 1% of the outstanding shares of Common Stock continuously through the date of the Annual Meeting. In accordance with paragraph (b)(2) of Rule 14a-8, as evidence that I beneficially own and hold such shares of Common Stock and have done so continuously since at least January 11, 2012, I have attached to this letter as Appendix B-1, B-2, and B-3, respectively, copies of the following documents:

1.	My Schedule 13D with respect to my ownership of shares of the Common Stock (the “Schedule 13D”) as filed with the Commission on January 11, 2012;

2.	Amendment No. 1 to the Schedule 13D as filed with the Commission on January 12, 2012; and

3.	Amendment No. 2 to the Schedule 13D as filed with the Commission on February 26, 2015.

At the date of this letter, I have filed no other amendments to the Schedule 13D with the Commission.

Letter to Stratus Properties Inc.

December 8, 2015

In accordance with paragraph (h)(1) of Rule 14a-8, I or my personal representative (who will be a person qualified under the laws of the State of Delaware to present the Proposal on my behalf) will attend the 2016 Annual Meeting to present the Proposal.

Please be advised that I currently intend to nominate two persons for election as directors of the Company at the 2016 Annual Meeting in accordance with my rights as a shareholder under Article IV, Section 11 of the Company’s Bylaws. However, I do not undertake any obligation to notify you if my intentions in this regard change in any respect except as required by applicable law.

Very truly yours,

/s/ CARL E. BERG

Carl E. Berg

Attachment A

to Letter to Stratus Properties Inc. dated December 8, 2015

Resolved: The shareholders of Stratus Properties request that Stratus’s board of directors immediately engage a nationally recognized investment banking firm to explore the prompt sale, merger or other business combination of Stratus so shareholders may realize the true value of their Stratus shares.

Supporting Statement

This proposal is made by Carl Berg, Stratus’s largest shareholder since 2002.

1. The resolution’s proponent believes Stratus’s share value will only be maximized if Stratus is acquired in a sale, merger or other business combination.

2. Stratus’s management has demonstrated an inability to create acceptable shareholder value. As of December 4, 2015, Stratus’s shares are down 33% from their December 31, 2005 closing price. During the same period, Austin area real estate values have appreciated dramatically, the S&P 500 index was up 68% and the MSCI REIT index was up 29%.

3. Based on December 4, 2015 closing price of $15.69, the shares are trading at a 55% discount to management’s recently published net asset value estimate of over $35. The highest closing price over the five years preceding that date was $17.93.

4. CEO compensation is not aligned with shareholder interests or closely tied to performance. Despite Stratus’s unacceptable financial performance and share price, the CEO’s cumulative compensation totaled approximately $13.4 million between 2005 and 2014. His cash compensation increased 63% during the same period.

5. Stratus is again placing inappropriate leverage on its balance sheet to acquire more land and pursue high profile developments. In the past similar actions have imperiled Stratus and resulted in dilutive financings and ill-timed sales of core properties it had held for years. Alarmingly, Stratus’s debt grew from $135 million (adjusted for its portion of joint venture debt) at December 31, 2014 to $255 million at September 30, 2015.

6. Stratus’s recent buyout of its partner in the Block 21 project and pursuit of new shopping-center developments has led Stratus to again encumber all of its properties with a patchwork of mortgage loans and credit facilities, most with floating interest rates and highly restrictive covenants.

7. The proponent believes that Stratus’s significant general and administrative expenses, including significant executive compensation expenses, are a substantial burden on stockholder value. From 2005 through 2014 cumulative income before general and administrative expenses (excluding changes in the deferred tax asset) was $99.5 million, but general and administrative expenses consumed $68.8 million, or 69%, of that income leaving only $30.7 million in cumulative net income applicable to common stockholders for the ten-year period.

8. The proponent believes that Stratus’s assets are relatively liquid at something close to net asset value today before transaction costs and taxes and that the Board of Directors should take immediate steps to realize this value. A five-year plan is entirely unnecessary and fraught with risks.

Vote “FOR” this shareholder proposal to seek to maximize share value.

Attachment B-1

to Letter to Stratus Properties Inc. dated December 8, 2015

[Incorporated by Reference to Statement on Schedule 13D, filed by Carl E. Berg with the Securities and Exchange Commission on January 11, 2012]

Attachment B-2

to Letter to Stratus Properties Inc. dated December 8, 2015

[Incorporated by Reference to Amendment No. 1 to Statement on Schedule 13D, filed by Carl E. Berg with the Securities and Exchange Commission on January 12, 2012]

Attachment B-3

to Letter to Stratus Properties Inc. dated December 8, 2015

[Incorporated by Reference to Amendment No. 2 to Statement on Schedule 13D, filed by Carl E. Berg with the Securities and Exchange Commission on February 26, 2015]